Mail Stop 4561

November 20, 2006

Michelle Green
Chief Financial Officer
Belrose Capital Fund LLC
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

      RE: Belrose Capital Fund LLC
            Form 10-K for Fiscal Year Ended December 31, 2005
            Filed March 15, 2006
            File No. 000-50258

Dear Ms. Green,

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  Kevin W. Vaughn
                  Accounting Branch Chief